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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                              INITIAL SCHEDULE 13G




                    Under the Securities Exchange Act of 1934


                               Physiometrix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    718928104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ X ]   Rule 13d-1(b)

          [   ]   Rule 13d-1(c)

          [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               PAGE 1 OF 11 PAGES



-----------------------------------------                                        --------------------------------------
CUSIP No.   718928104                                      13G                   Page  2  of  11  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Financial Services, Inc.
           I.R.S. No. 04-3483032

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 -0-

                    -------- -------------------------------------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  -0-

                    -------- -------------------------------------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  -0-

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-


---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None, except through its indirect, wholly-owned subsidiary, John Hancock Advisers, Inc.


---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           See line 9, above.

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 2 OF 11 PAGES





-----------------------------------------                                        --------------------------------------
CUSIP No.   718928104                                      13G                   Page  3  of  11  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Life Insurance Company
           I.R.S. No. 04-1414660

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Commonwealth of Massachusetts

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 -0-

                    -------- -------------------------------------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  -0-

                    -------- -------------------------------------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  -0-

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-


---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None, except through its indirect, wholly-owned subsidiary, John Hancock Advisers, Inc.


---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           See line 9, above.

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IC, IA, HC

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 3 OF 11 PAGES





-----------------------------------------                                        --------------------------------------
CUSIP No.   718928104                                      13G                   Page  4  of  11  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Subsidiaries, Inc.
           I.R.S. No. 04-2687223

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 -0-

                    -------- -------------------------------------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  -0-

                    -------- -------------------------------------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  -0-

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-


---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None, except through its indirect, wholly-owned subsidiary, John Hancock Advisers, Inc.


---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           See line 9, above.

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 4 OF 11 PAGES




-----------------------------------------                                        --------------------------------------
CUSIP No.   718928104                                      13G                   Page  5  of  11  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           The Berkeley Financial Group, Inc.
           I.R.S. No. 04-3145626

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 -0-

                    -------- -------------------------------------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  -0-

                    -------- -------------------------------------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  -0-

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-


---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None, except through its indirect, wholly-owned subsidiary, John Hancock Advisers, Inc.

---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           See line 9, above.

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           HC

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 5 OF 11 PAGES




-----------------------------------------                                        --------------------------------------
CUSIP No.   718928104                                      13G                   Page  6  of  11  Pages
-----------------------------------------                                        --------------------------------------

---------- -------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           John Hancock Advisers, Inc.
           I.R.S. No. 04-2441573

---------- -------------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a)  |_|
                                                                                  (b)  |_|
           N/A

---------- -------------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY

---------- -------------------------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

---------- -------------------------------------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 738,250

                    -------- -------------------------------------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  -0-

                    -------- -------------------------------------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  738,250

                    -------- -------------------------------------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-


---------- -------------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           738,250

---------- -------------------------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A

---------- -------------------------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.9%

---------- -------------------------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA

---------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                               PAGE 6 OF 11 PAGES



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

         Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

         Item 1(a)    Name of Issuer:
                      --------------
                      Physiometrix Inc

         Item 1(b)    Address of Issuer's Principal Executive Offices:
                      -----------------------------------------------
                      Five Billerica Park
                      101 Billerica Avenue
                      North Billerica, MA 01862

         Item 2(a)    Name of Person Filing:
                      ---------------------
                      This  filing is made on behalf of John  Hancock  Financial
                      Services,   Inc.  ("JHF"),   JHF's  direct,   wholly-owned
                      subsidiary,    John   Hancock   Life   Insurance   Company
                      ("JHLICO"), JHLICO's direct, wholly-owned subsidiary, John
                      Hancock  Subsidiaries,   Inc.  ("JHSI"),   JHSI's  direct,
                      wholly-owned  subsidiary,  The Berkeley  Financial  Group,
                      Inc.  ("TBFG") and TBFG's  wholly-owned  subsidiary,  John
                      Hancock Advisers, Inc. ("JHA").

                      As a result of the demutualization of JHLICO, JHF became the parent holding company of JHLICO and may be deemed the beneficial owner of securities beneficially owned by JHLICO. Prior filings in respect of this holding were made by JHLICO (CIK No. 0000917406).

         Item 2(b)    Address of the Principal Offices:
                      --------------------------------
                      The principal business offices of JHF, JHLICO and JHSI are located at John Hancock Place,  P.O. Box 111,  Boston,  MA
                      02117. The principal  business offices of TBFG and JHA are located at 101 Huntington  Avenue,  Boston,  Massachusetts
                      02199.

         Item 2(c)    Citizenship:
                      -----------
                      JHLICO  was  organized  and  exists  under the laws of the
                      Commonwealth  of  Massachusetts.  JHF, JHSI,  TBFG and JHA
                      were  organized  and exist  under the laws of the State of
                      Delaware.

         Item 2(d)    Title of Class of Securities:
                      ----------------------------
                      Common Stock

         Item 2(e)    CUSIP Number:
                      -------------
                      718928104

         Item 3       If the Statement is being filed pursuant to Rule 13d-1(b), or
                      -------------------------------------------------------------
                      13d-2(b), check whether the person filing is a:
                      -----------------------------------------------

                      JHF:          (g) (X) Parent Holding Company, in accordance with
                                            ss.240.13d-1(b)(ii)(G).

                      JHLICO:       (c) (X) Insurance Company as defined in ss.3(a)(19) of the Act.

                                    (e) (X) Investment Adviser registered under ss.203 of the
                                            Investment Advisers Act of 1940.

                               PAGE 7 OF 11 PAGES


                                    (g) (X) Parent Holding Company, in accordance with
                                            ss.240.13d-1(b)(ii)(G).

                      JHSI:         (g) (X) Parent Holding Company, in accordance with
                                            ss.240.13d-1(b)(ii)(G).

                      TBFG:         (g) (X) Parent Holding Company, in accordance with
                                            ss.240.13d-1(b)(ii)(G).

                      JHA:          (e) (X) Investment Adviser registered under ss.203 of
                                            the Investment Advisers Act of 1940.

         Item 4       Ownership:
                      ---------

                      (a)  Amount Beneficially Owned:
                           --------------------------
                           JHA has direct beneficial ownership of 738,250 shares
                           of Common Stock. Through their parent-subsidiary
                           relationship to JHA, JHF, JHLICO, JHSI and TBFG have
                           indirect, beneficial ownership of these same shares.

                      (b)    Percent of Class:  8.9%
                             ----------------

                      (c)    (i)    sole power to vote or to direct the vote:
                                    JHA has sole  power to vote or to direct the
                                    vote of 738,250 shares of Common Stock under
                                    the Advisory Agreements as follows:

                                                                                            Number      Date of
                                Fund Name                                                   of Shares   Advisory Agreement
                                ---------                                                   ---------   ------------------
                                V.A. Small Cap Growth Fund                                  8,300       August 29, 1996
                                UFF Croissance Amerique                                     25,700      October 06, 1997
                                Aggressive Growth 2J                                        4,000       December 30, 1994
                                Small Cap - Pension  5A                                     20,600      November 01, 1998
                                John Hancock Small Cap Growth Fund                          522,400     December 02, 1996
                                Parochial Employees Retirement System of Louisiana          10,750      August 21, 2000
                                John Hancock Multi Cap Growth Fund                          1,300       June 01, 1999
                                Maritime Life Discovery Fund                                38,400      May 11, 1994
                                Deere & Company                                             20,300      October 01, 2000
                                V.A. Small Cap Growth Fund                                  74,800      August 29, 1996
                                Indosuez North America Smaller Companies Portfolio          9,050       March 15, 1999
                                Retirement Benefit Plan of Newspaper Drivers and Handlers   2,650       September 29, 2000
                                Local No. 372 with Detroit Newspaper Agency

                             (ii)   shared power to vote or to direct the vote:  -0-

                             (iii)  sole power to dispose or  to direct the disposition of:
                                    JHA has sole  power to  dispose or to direct
                                    the  disposition of 738,250 shares of Common
                                    Stock under the Advisory  Agreement noted in
                                    Item 4(c)(i) above.

                             (iv)   shared power to dispose or to direct the disposition of:   -0-

         Item 5       Ownership of Five Percent or Less of a Class:
                      --------------------------------------------
                      Not applicable.

         Item 6       Ownership of More than Five Percent on Behalf of Another Person:
                      ---------------------------------------------------------------
                      See Item 4.



                               PAGE 8 OF 11 PAGES


         Item 7       Identification and Classification of the Subsidiary which Acquired
                      ------------------------------------------------------------------
                      the Security Being Reported on by the Parent Holding Company:
                      -------------------------------------------------------------
                      See Items 3 and 4 above.

         Item 8       Identification and Classification of Members of the Group:
                      ---------------------------------------------------------
                      Not applicable.

         Item 9       Notice of Dissolution of a Group:
                      --------------------------------
                      Not applicable.

         Item 10      Certification:
                      -------------
                      By signing below the  undersigned  certifies  that, to the best of its knowledge and belief, the securities  referred to above were acquired in the ordinary  course of business and were not  acquired  for the purpose of and do not have the effect of changing or  influencing  the control of the issuer  of  such  securities  and  were  not  acquired  in connection  with or as a  participant  in any  transaction having such purpose or effect.


                               PAGE 9 OF 11 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                     John Hancock Financial Services, Inc.

                                                     By:      /s/Barry J. Rubenstein
                                                              ----------------------
                                                     Name:    Barry J. Rubenstein
Dated: February 12, 2001                             Title:   Vice President, Counsel & Secretary

                                                     John Hancock Life Insurance Company

                                                     By:      /s/Gregory P. Winn
                                                              ------------------
                                                     Name:    Gregory P. Winn
Dated: February 12, 2001                             Title:   Vice President & Treasurer

                                                     John Hancock Subsidiaries, Inc.

                                                     By:      /s/Gregory P. Winn
                                                              ------------------
                                                     Name:    Gregory P. Winn
Dated: February 12, 2001                             Title:   Treasurer

                                                     The Berkeley Financial Group, Inc.

                                                     By:      /s/Susan S. Newton
                                                              ------------------
                                                     Name:    Susan S. Newton
Dated: February 12, 2001                             Title:   Senior Vice President

                                                     John Hancock Advisers, Inc.

                                                     By:      /s/Susan S. Newton
                                                              ------------------
                                                     Name:    Susan S. Newton
Dated: February 12, 2001                             Title:   Senior Vice President

                               PAGE 10 OF 11 PAGES




EXHIBIT A
                             JOINT FILING AGREEMENT
                             ----------------------

         John Hancock Financial Services, Inc., John Hancock Life Insurance
Company, John Hancock Subsidiaries, Inc., The Berkeley Financial Group and John
Hancock Advisers, Inc. agree that the Initial Schedule 13G to which this Agreement is attached, relating to the Common Stock of Physiometrix, Inc. is filed on behalf of each of them.


                                                     John Hancock Financial Services, Inc.

                                                     By:      /s/Barry J. Rubenstein
                                                              ----------------------
                                                     Name:    Barry J. Rubenstein
Dated: February 12, 2001                             Title:   Vice President, Counsel & Secretary

                                                     John Hancock Life Insurance Company

                                                     By:      /s/Gregory P. Winn
                                                              ------------------
                                                     Name:    Gregory P. Winn
Dated: February 12, 2001                             Title:   Vice President & Treasurer

                                                     John Hancock Subsidiaries, Inc.

                                                     By:      /s/Gregory P. Winn
                                                              ------------------
                                                     Name:    Gregory P. Winn
Dated: February 12, 2001                             Title:   Treasurer

                                                     The Berkeley Financial Group, Inc.

                                                     By:      /s/Susan S. Newton
                                                              ------------------
                                                     Name:    Susan S. Newton
Dated: February 12, 2001                             Title:   Senior Vice President

                                                     John Hancock Advisers, Inc.

                                                     By:      /s/Susan S. Newton
                                                              ------------------
                                                     Name:    Susan S. Newton
Dated: February 12, 2001                             Title:   Senior Vice President

                               PAGE 11 OF 11 PAGES


